SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 29, 2003

Partner Communications Company Ltd.

(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]            Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  [   ]              No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated January 29, 2003 re: Partner Communications Reports Fourth Quarter And Full Year 2002 Results.

PARTNER COMMUNICATIONS REPORTS
FOURTH QUARTER AND FULL YEAR 2002
RESULTS

COMPANY POSTS FIRST ANNUAL NET PROFIT

Rosh Ha’ayin, Israel, January 29th, 2003 — Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD) today announced its results for the year and quarter ended December 31st 2002.

Highlights:

•	Revenues in 2002 were NIS 4,054.6 million (US$855.9 million), up 25% from NIS 3,249.3 million in 2001. Revenues in Q4 2002 rose to NIS 1,062.1 million (US$224.2 million), up 21% from NIS 881.0 million in Q4 2001.

•	EBITDA for 2002 was NIS 1,052.2 million (US$222.1 million), up 60% from NIS 656.4 million in 2001. EBITDA for Q4 2002 rose to NIS 267.8 million (US$56.5 million), up 31% from NIS 204.1 million in Q4 2001.

•	Operating profit for 2002 was NIS 533.4 million (US$112.6 million), up 418% from NIS 102.9 million in 2001. Operating profit for Q4 2002 rose to NIS 129.3 million (US$27.3 million) up 138%, from NIS 54.4 million for Q4 2001.

•	Net income for 2002 was NIS 84.2 million (US$17.8 million), compared to a net loss of NIS 303.4 million in 2001. Net income for Q4 2002 rose to NIS 30.6 million (US$6.5 million), compared to a net loss of NIS 34.2 million for Q4 2001.

•	Active subscribers rose 26% to 1,837,000, compared to 1,458,000 at the end of 2001.

•	Market share increased to an estimated 29%, up from 27% at the end of 2001.

•	Annual churn rate in 2002 was 10.9%, compared to 5.8% in 2001.

•	Average monthly minutes of use per subscriber for 2002 was 280, down 12%, compared to 318 minutes per month in 2001.

•	ARPU for 2002 was NIS 183 (US$39), down 15%, compared to NIS 214 in 2001.

•	Average cost of acquiring a new subscriber (SAC) in 2002 was NIS 470 (US$99) compared to NIS 458 in 2001.

Commenting on the 2002 results, Amikam Cohen, Partner’s CEO said: “We are delighted to report our first annual net profit after only four years of conducting operations. Despite the persistence of a challenging macro-economic environment, we have successfully driven our top line revenue growth and significantly enhanced our profitability by taking the lion’s share of subscriber growth in the market while maintaining tight controls over our costs. It is our core strengths in marketing, customer service, and network strategies as well as our dedication to offering our customers attractive rate plans, a wide range of handsets and worldwide services that have enabled us to achieve our performance goals. In addition, we plan on leveraging these very same strengths to make available to subscribers the most advanced services and applications through the introduction of 3G technology.”

Financial Review

Revenues in 2002, driven primarily by subscriber growth of 26%, increased to NIS 4,054.6 million (US$855.9 million), up 25% from NIS 3,249.3 million in 2001. Revenues in Q4 2002 grew to NIS 1,062.1 million (US$224.2 million) from NIS 881.0 million in Q4 2001, an increase of 21%. Data and content revenues accounted for 6% of total revenues in 2002, compared to 3% in 2001. Data and content revenues rose to NIS 238 million (US$50 million) in 2002 from NIS 106 million in 2001, an increase of 125%.

Cost of revenues in 2002, driven primarily by interconnect charges and other network expenses related to higher subscriber numbers and usage, increased by 13%, to NIS 3,069.5 million (US$648.0 million), from NIS 2,719.2 million in 2001. Cost of revenues for Q4 2002 increased by 11%, to NIS 808.6 million (US$170.7 million), from NIS 729.3 million, in Q4 2001.

Even with subscriber growth of 26%, selling and marketing expenses remained relatively stable in 2002 and were NIS 308.1 million (US$65.0 million), up 5% from NIS 293.0 million in 2001. Selling and marketing expenses in Q4 2002 were NIS 85.3 million (US$18.0 million), up from NIS 77.5 million in Q4 2001, an increase of 10%.

General and administrative expenses for 2002 were NIS 143.6 million (US$30.3 million), compared to NIS 134.3 million in 2001, an increase of 7%. The increase was driven primarily by insurance costs. In Q4 2002, general and administrative expenses were NIS 38.9 million (US$8.2 million), up from NIS 19.8 million in Q4 2001. Q4 2001 included a refund of approximately NIS 18 million received from Bezeq in partial resolution of a collection dispute.

Operating income for 2002 as a percentage of revenues increased to 13% from 3% in 2001 and 12% in Q4 2002 as compared to 6% in Q4 2001. EBITDA for 2002 as a percentage of revenues increased to 26% from 20% in 2001 and 25% in Q4 2002 as compared to 23% in Q4 2001.

Financial expenses in 2002 were NIS 445.2 million (US$94.0 million), up 11% from NIS 400.9 million in 2001. Financial expenses for Q4 2002 were NIS 98.7 million (US$20.8 million), compared to NIS 88.6 million in Q4 2001, an increase of 11%. Financial expenses were higher in 2002 primarily due to higher levels of average debt, higher interest rates set by the Central Bank of Israel and the effect of the NIS devaluation on our US$175 million denominated senior subordinated notes.

In 2002, the Company had net income of NIS 84.2 million (US$17.8 million), or NIS 0.46 (US$0.1) per ADS or per share, compared to a net loss of NIS 303.4 million or NIS 1.7 per ADS or per share for 2001. Net income per ADS or per share for Q4 2002 was NIS 0.17 (US$0.04) compared to a net loss of NIS 0.19 per ADS or per share for Q4 2001.

“We are very pleased with the financial results for 2002”, said Mr. Alan Gelman, Partner’s Chief Financial Officer. “We materially grew our revenues and controlled expenses, enabling us to become a profitable company. Looking forward, we expect the rate of revenue growth in 2003 to be slowed by lower subscriber growth as a result of a more penetrated market, the reduction in incoming rates mandated by the regulator, increasing competition and the economic slowdown. These will also cause revenues and profitability margins to contract at the outset of 2003. We continue to expect the bulk of our revenue growth to be generated by our voice related business, which will likely be derived from subscriber growth. Nevertheless, we expect data and content revenues to continue to increase in

2003, although at rates slower than experienced in 2002. On the expense side, we will continue our diligent efforts to control costs.

Funding Review

In 2002, cash flow from operating activities net of investing activities was negative NIS 133.8 million (US$28.2) [after approximately NIS 207.6 million (US$43.8 million) in license payments for additional spectrum], compared to negative cash flow of NIS 206.5 million in 2001. In Q4 2002, cash flow from operating activities net of investing activities was NIS 74.1 million (US$15.6 million), compared to cash flow of NIS 90.6 million in Q4 2001.

Capital expenditures, excluding license payments for additional spectrum, were NIS 557.0 million (US$117.6 million) in 2002, 14% of revenues, down from NIS 599.0 million in 2001, 18.5% of revenues. In 2002, the company purchased third generation (“3G”) spectrum and additional second-generation 1800 spectrum. The additional license fees were NIS 220 million (US$46.7 million) and NIS 180 million (US$38.0 million), respectively.

In December 2002, the Company amended its senior credit facility agreement, including changes in the structure, availability period, cost and a re-payment schedule better fitting its business plan, including its expected entry into 3G services.

As of the end of 2002, the US dollar equivalent of $519 million had been drawn from our $710 million bank facility, leaving the Company with additional availability of $191 million.

Commenting on the Company’s funding situation, Mr. Gelman said; “In 2002, we continued to improve across a broad range of financial and operating parameters. We became a profitable company and generated free cash flow for three consecutive quarters. The amended facility provides for additional availability from 2004 onwards, as compared to the original facility. This will allow us more flexibility and headroom to execute our business strategy.”

Operational Review

During Q4 2002, net active subscribers increased by 79,000, or 4.5%.

The Company’s active subscriber base as of December 31, 2002 was 1,837,000, accounting for an approximate market share of 29%, up from 27% at the end of 2001. It is comprised of 293,000 business subscribers (16% of the base), 1,004,000 post-paid private subscribers (55% of the base) and 540,000 prepaid subscribers (29% of the base). The annual churn rate for 2002 was 10.9%, compared to 5.8% in 2001. This increase was driven primarily by increased churn in the prepaid sector and churn from those customers who joined the network in 1999 with a three year commitment period. The quarterly churn rate in Q4 of 2002 was 2.9%. The Company anticipates churn rate for 2003 to increase to a level of approximately 15%, driven primarily by increasing churn in the pre-paid sector caused primarily by higher turnover in the base of foreign workers in Israel, and increasing competition affecting all sectors.

In 2002, the declines in average monthly usage per subscriber (“MOU”) and average monthly revenue per subscriber (“ARPU”), were driven primarily by the increased percentage of prepaid subscribers in our customer base (29% at the end of 2002 up from 27% at the end of 2001). MOU in 2002 was 280 minutes, compared to 318 MOU in 2001, a decrease of 12%. MOU for the quarter was 272 minutes, compared to 301 minutes per month for Q4 2001, a decrease of 10%, and 279 minutes per month for Q3 2002, a decrease of 3%. In 2002, ARPU was NIS 183 (US$39), compared to NIS 214 in 2001, a decrease of 15%. ARPU for the fourth quarter of 2002 was NIS 178 (US$38), compared to NIS 195 per month for Q4 2001, a decrease of 9%, and NIS 187 for the Q3 2002, a decrease of 5%.

In 2002, the average cost of acquiring a new subscriber (SAC) was NIS 470 (US$99), compared to NIS 458 for 2001. The average cost of acquiring new subscribers (SAC) in Q4 2002 was NIS 482 (US$102), compared to NIS 426 in Q4 2001 and NIS 495 for Q3 2002. The Company expenses in full all subscriber acquisition and customer retention costs.

Mr. Gelman added, “Looking forward to 2003, we anticipate moderately declining MOU and ARPU, and stable SAC.”

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s full year 2002 and fourth quarter on Wednesday, January 29th, 2003, at 17:00 Israel local time (10:00 a.m. Eastern Daylight time). This conference call will be broadcasted live over the Internet and can be accessed by all interested parties through our investors’ web site at http://investors.partner.co.il. To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available shortly after the call ends via the Internet (at the same location as the live broadcast) until midnight on February 5th 2003.

About Partner Communications

Partner Communications Company Ltd. is the first Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. The Company commenced full commercial operations in January 1999 under the international orange™ brand name and, through its network, provides quality of service and a range of features to more than 1.8 million subscribers in Israel. Partner subscribers can use roaming services in 104 destinations using 250 GSM networks. The Company has been awarded a 3G license in 2002. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. (For further information: http://investors.partner.co.il).

Notes: Some of the information in this release contains forward-looking statements that involve risks and uncertainties within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us.

Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target,” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

•	Uncertainties about the degree of growth in the number of consumers using wireless personal communications services and in the number of residents;

•	The risks associated with the implementation of a third-generation network and business strategy, including risks relating to the operations of new systems and technologies, substantial expenditures required and potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered;

•	The impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;

•	The introduction or popularity of new products and services, including pre-paid phone products, which could increase churn;

•	The effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change the customer mix, profitability and average revenue per user;

•	The availability and cost of capital and the consequences of increased leverage;

•	The risks and costs associated with the need to acquire additional spectrum for current and future services;

•	The risks associated with technological requirements, technology substitution and changes and other technological developments;

•	Fluctuations in exchange rates;

•	The results of litigation filed or to be filed against us; and

•	The possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;

•	As well as the risk factors specified under the heading “Risk Factors” in our 2001 annual report on Form 20F filed with the SEC on April 30, 2002.

The attached summary financial statements were prepared in accordance with U.S. GAAP. The attached summary financial statements for 2002 are unaudited.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at December 31st, 2002: US $1.00 equals NIS 4.737. The translations were made purely for the convenience of the reader.

Earnings before interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets (“EBITDA”) is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.

Contacts:

Mr. Alan Gelman Chief Financial Officer Tel: +972-67-814951 Fax:+972-67-815961 E-mail:alan.gelman@orange.co.il	Dr. Dan Eldar V.P. Carrier, Investor and International Relations Tel:+972-67-814151 Fax:+972-67-814161 E-mail:dan.eldar@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

CONSOLIDATED BALANCE SHEETS

	December 31

	2001	2002	2002

			Convenience
			translation
			into
			U.S. dollars
	New Israeli Shekels

	(Audited)	(Unaudited)
		(In thousands)
Assets
CURRENT ASSETS:
Cash and cash equivalents	5,272	1,360	287
Security deposit		107,794	22,756
Accounts receivable:
Trade	458,434	518,768	109,514
Other	42,930	50,986	10,763
Inventories	124,512	137,508	29,028

Total current assets	631,148	816,416	172,348

INVESTMENTS AND LONG-TERM RECEIVABLES:
Non-marketable securities	8,244	3,530	745
Security deposit	100,869
Accounts receivable — trade	3,696
Funds in respect of employee rights upon retirement	28,160	42,461	8,964

	140,969	45,991	9,709

FIXED ASSETS, net of accumulated depreciation and amortization	1,749,052	1,864,511	393,606

LICENSE AND DEFERRED CHARGES,
Net of accumulated amortization	1,112,959	1,269,348	267,965

Total assets	3,634,128	3,996,266	843,628

	December 31

	2001	2002	2002

			Convenience
			translation
			into
			U.S. dollars
	New Israeli Shekels

	(Audited)	(Unaudited)
		(In thousands)
Liabilities, net of capital deficiency
CURRENT LIABILITIES:
Current maturities of long-term bank loans	483,897
Accounts payable and accruals:
Trade	524,642	532,987	112,516
Other	186,165	202,166	42,678

Total current liabilities	1,194,704	735,153	155,194

LONG-TERM LIABILITIES:
Bank loans, net of current maturities	1,818,066	2,467,556	520,911
Notes payable	772,800	828,975	175,000
Liability for employee rights upon retirement	42,334	60,966	12,870

Total long-term liabilities	2,633,200	3,357,497	708,781

COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	3,827,904	4,092,650	863,975

CAPITAL DEFICIENCY:
Share capital — ordinary shares of NIS 0.01 par value: authorized — December 31, 2001 — 200,000,000 shares and December 31, 2002 — 235,000,000 shares; issued and outstanding — December 31, 2001 — 178,924,585 shares and December 31, 2002 — 181,595,222 shares	1,789	1,816	383
Capital surplus	2,298,080	2,293,270	484,119
Deferred compensation	(24,362)	(6,385)	(1,348)
Accumulated deficit	(2,469,283)	(2,385,085)	(503,501)

Total capital deficiency	(193,776)	(96,384)	(20,347)

	3,634,128	3,996,266	843,628

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31

	2000	2001	2002	2002

				Convenience
				translation
				into
				U.S. dollars
	New Israeli Shekels

	(Audited)		(Unaudited)
	(In thousands except per share data)
REVENUES, net	2,103,859	3,249,349	4,054,563	855,935
COST OF REVENUES	2,161,507	2,719,163	3,069,458	647,975

GROSS PROFIT (LOSS)	(57,648)	530,186	985,105	207,960
SELLING AND MARKETING EXPENSES	327,881	292,960	308,079	65,037
GENERAL AND ADMINISTRATIVE EXPENSES	154,637	134,282	143,594	30,313

OPERATING PROFIT (LOSS)	(540,166)	102,944	533,432	112,610
FINANCIAL EXPENSES , net	228,609	400,927	445,180	93,979
LOSS ON IMPAIRMENT OF INVESTMENTS IN NON-MARKETABLE SECURITIES		8,862	4,054	856

NET INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLES	(768,775)	(306,845)	84,198	17,775
CUMULATIVE EFFECT, AT BEGINNING OF YEAR, OF A CHANGE IN ACCOUNTING PRINCIPLES		3,483

NET INCOME (LOSS) FOR THE YEAR	(768,775)	(303,362)	84,198	17,775

EARNINGS (LOSS) PER SHARE (“EPS”) :
Basic:
Before cumulative effect	(4.30)	(1.72)	0.47	0.10
Cumulative effect		0.02

	(4.30)	(1.70)	0.47	0.10

Diluted:
Before cumulative effect	(4.30)	(1.72)	0.46	0.10
Cumulative effect		0.02

	(4.30)	(1.70)	0.46	0.10

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING :
Basic	178,888,888	178,909,274	179,984,090	179,984,090

Diluted	178,888,888	178,909,274	183,069,394	183,069,394

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2000	2001	2002	2002

				Convenience
				translation
				into
				U.S. dollars
	New Israeli Shekels

	(Audited)		(Unaudited)
	(In thousands except per share data)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the year	(768,775)	(303,362)	84,198	17,775
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	431,510	538,267	516,199	108,972
Loss on impairment of investments in non-marketable securities		8,862	4,054	856
Amortization of deferred compensation related to employee stock option grants, net	56,618	20,699	8,957	1,891
Liability for employee rights upon retirement	11,581	18,736	18,632	3,933
Accrued interest, exchange and linkage differences on (erosion of) long-term liabilities	(13,214)	54,522	91,027	19,216
Accrued interest and exchange differences on security deposit	(2,574)	(6,590)	(6,925)	(1,462)
Amount carried to deferred charges	(7,489)	(22)	(3,805)	(803)
Sundry	(181)	1,647	839	177
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(197,308)	(55,944)	(56,638)	(11,957)
Other	23,970	(14,235)	(8,056)	(1,701)
Increase (decrease) in accounts payable and accruals:
Trade	93,499	57,271	31,909	6,736
Shareholder’s current account	20	(2,230)
Other	84,685	68,068	14,796	3,124
Decrease (increase) in inventories	(65,614)	36,859	(12,996)	(2,744)

Net cash provided by (used in) operating activities	(353,272)	422,548	682,191	144,013

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(712,377)	(601,050)	(599,769)	(126,613)
Proceeds from sale of fixed assets	1,063	1,771	5,737	1,211
Investment in non-marketable securities		(16,446)
Investment in security deposit	(91,705)
Purchase of additional spectrum			(207,635)	(43,833)
Funds in respect of employee rights upon retirement	(6,712)	(13,336)	(14,301)	(3,019)

Net cash used in investing activities	(809,731)	(629,061)	(815,968)	(172,254)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2000	2001	2002	2002

				Convenience
				translation
				into
				U.S. dollars
	New Israeli Shekels

	(Audited)		(Unaudited)
	(In thousands)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	5	47	4,237	894
Proceeds from issuance of notes payable, net	684,463
Long-term bank loans received	1,119,032	1,111,869	1,349,326	284,848
Repayment of long-term bank loans	(1,054,725)	(901,000)	(1,223,698)	(258,327)

Net cash provided by financing activities	748,775	210,916	129,865	27,415

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(414,228)	4,403	(3,912)	(826)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	415,097	869	5,272	1,113

CASH AND CASH EQUIVALENTS AT END OF YEAR	869	5,272	1,360	287

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION — cash paid during the year:
Interest	164,198	285,465	323,841	68,364

Advances to income tax authorities	1,440	5,617	5,207	1,099

Supplementary information on investing activities not involving cash flows

At December 31, 2000, 2001 and 2002, trade payables include NIS 144,482,000, NIS 148,276,000 and NIS 117,406,000 ($24,785,000), respectively, in respect of acquisition of fixed assets. In addition, at December 31, 2002, trade payables include NIS 7.2 million ($1.5 million) in respect of acquisition of additional spectrum. These balances will be given recognition in these cash flow statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION OF EBITDA

					Convenience	Convenience
					translation	translation
					into	into
	New Israeli shekels*		New Israeli shekels*		U.S. dollars**	U.S. dollars**

					12 month	3 month
					period	period
	12 month period ended		3 month period ended		ended	ended
	December 31		December 31		December 31	December 31

			(Unaudited)
	2002	2001	2002	2001	2002	2002

Net loss	84,198	(303,362)	30,574	(34,201)	17,775	6,454
Adjustments required to reconcile EBITDA:
Financial expenses***	437,993	393,739	96,933	86,747	92,461	20,463
Depreciation and amortization	516,199	538,267	138,230	145,587	108,972	29,181
Amortization of stock option granted to employees	8,957	20,699	2,474	4,309	1,891	522
Capital loss (gain)	839	1,647	(409)	1,647	177	(86)
Other expenses	4,054	8,862			856
Implementation of FAS 133****		(3,483)

EBITDA	1,052,240	656,369	267,802	204,089	222,132	56,534

*	The financial statements have been prepared on the basis of historical cost.

**	The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at December 31, 2002: US $1.00 equals 4.737 NIS.

***	Financial expenses excluding any charge for the amortization of pre-launch financial costs, which are included in other depreciation and amortization charges stated above.

****	Cumulative effect, at beginning of year, of a change in accounting principles.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	New Israeli shekels
	3 month period ended

	December 31	March 31	June 30	September 30	December 31
	2001	2002	2002	2002	2002

			(Unaudited)
			(In thousands)
REVENUES — net	881,031	929,490	991,566	1,071,385	1,062,122
COST OF REVENUES	729,344	713,699	742,642	804,526	808,591

GROSS INCOME	151,687	215791	248,924	266,859	253,531
SELLING AND MARKETING EXPENSES	77,507	78,633	76,092	68,085	85,269
GENERAL AND ADMINISTRATIVE EXPENSES	19,809	33,399	34,861	36,392	38,942

OPERATING INCOME	54,371	103,759	137,971	162,382	129,320
FINANCIAL EXPENSES — net	88,572	122,559	112,738	111,137	98,746
LOSS ON IMPAIRMENT OF INVESTMENT IN MARKETABLE SECURITIES		4,054

NET INCOME (LOSS) FOR THE PERIOD	(34,201)	(22,854)	25,233	51,245	30,574

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
Summary Operating Data

	December 31,		December 31,
	2001		2002

Subscribers (in thousands)	1,458		1,837
Estimated share of total Israeli mobile telephone subscribers	27%		29%
Churn rate in quarter	1.4%		2.9%
Average monthly usage in quarter per subscriber (minutes)	301		272
Usage for Business subscribers	528		541
Usage for private subscribers	272		249
Usage for pre-paid subscribers	184		150
Average monthly revenue in quarter per subscriber, including in-roaming revenue (NIS)	195		178
ARPU for Business subscribers	347		343
ARPU for private subscribers	177		161
ARPU for pre-paid subscribers	135		120
Number of operational base stations (in parenthesis number of micro sites out of total number of base stations)	1882	(703)	2,035	(726)
Subscriber acquisition costs in quarter per subscriber (NIS)	426		482
Number of employees (full-time equivalent)	2,523		2,685

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By /s/ Alan Gelman

Name: Alan Gelman Title: Chief Financial Officer

Dated: January 29, 2003